June 23, 2009

Ms. Carolyn T. Sizemore
Vice President and Controller
CSX Corporation
500 Water Street, 15th Floor
Jacksonville, FL 33202

Re: **CSX Corporation**
              Form 10-K for the fiscal year ended December 26, 2008
              Filed February 19, 2009
              Schedule 14A filed March 24, 2009
              File No. 001-08022

Dear Ms. Sizemore:

We have reviewed your response to our letter dated June 2, 2009 and have the following additional comments.

Schedule 14A

Compensation Discussion & Analysis, page 17

1. We note your response to our prior comments 3; however, the causal connection between disclosure of the safety measure improvements and a specific customer service measure and any competitive harm is not entirely clear. Please provide additional detailed analysis in support of this conclusion. Please identify the measures in question and address, with greater specificity, how disclosure of these performance targets might be expected to affect the particular business decisions of your competitors, and in so doing, place you at a competitive disadvantage. We note in this regard pages 30-31 of Form 10-K, where you disclose several safety and service related measures. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

2. We note your response to our prior comment 4. Please provide additional detailed analysis in support of the conclusion that revealing the targeted pricing levels for prior years would result in competitive harm. Please address with greater specificity how disclosure of this performance target might be expected to affect the particular business decisions of your competitors, and in so doing, place you at

a competitive disadvantage. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

* * * * *

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3314.

Regards,

Daniel Morris
Attorney-Advisor

cc: Via Facsimile (904) 245-2240